October 20, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Division of Corporation Finance

Re:	NeoMagic Corporation
Registration Statement on Form S-3, File No. 333-133088

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to your letter of October 19, 2006 (the “Comment Letter”), setting forth additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s registration statement filed on Form S-3, File No. 333-133088 (the “Registration Statement”). In addition, we are providing via express delivery three copies of this letter. We have reproduced the Staff’s comments below in bold. The Company’s response to each comment immediately follows the comment.

The Staff’s timely response to this letter would be greatly appreciated. Please let us know if there is anything else we can do to facilitate your review.

Registration Statement on Form S-3

1.	Please ensure that you have updated the documents that you are incorporating by reference prior to requesting acceleration of the effectiveness of your registration statement.

Response: Upon resolution of the Staff’s comments regarding the Registration Statement, the Company shall file its Form 10-K/A for the year ended January 29, 2006 and its Form 10-Q/A for the quarter ended April 30, 2006 prior to requesting acceleration of the Registration Statement.

Form 10-K/A for the Year Ended January 29, 2006; Form 10-Q/A for the Quarter Ended April 30, 2006.

Financial Statements

General

2.	We note your proposed amendment to Form 10-K for the year ended January 29, 2006 and Form 10-Q for the quarterly period ended April 30, 2006. Please revise

Securities and Exchange Commission

October 20, 2006

to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Response: The Company respectfully notes the Staff’s comment and will make the requested revisions.

Note 9. Equity Financing, page 50

3. We note your proposed revised disclosure for the restatement of your year ended January 29, 2006 and interim period April 30, 2006. Please ensure the restated financial statements are labeled “restated” and included all disclosures required by SFAS 154.

Response: The Company respectfully disagrees with the Staff’s request to label the financial statements as “restated”. The Company believes that the reclassification is immaterial, and therefore the treatment prescribed in SFAS 154 does not apply. In reaching this conclusion, the Company’s management reviewed SEC Staff Accounting Bulletin No. 99 (“SAB 99”) to assess the materiality of the reclassification of $606,000 from temporary equity to permanent equity (the “Reclassification”). The Reclassification has no income statement impact and has an immaterial balance sheet impact. The change to additional paid-in-capital is less than 1% and the change to stockholders’ equity is less than 3%. The Company’s management does not believe that a reasonable person would consider the $606,000 reclassification from temporary equity to permanent equity to be material. The Company’s management also does not believe that an investor in the Company’s stock would view the reclassification of $606,000 from temporary equity to permanent equity to have any impact on their investment decision or that the information would alter the “total mix” of information available about the Company. After a careful review of all the considerations specified in SAB 99, as well as thoughtful discussion of other quantitative and qualitative considerations, the Company’s management strongly believes that the Reclassification is immaterial. As the Reclassification is immaterial, the treatment prescribed in SFAS 154 would not apply. The Company has discussed this accounting treatment with Stonefield, Josephson, an independent accounting firm and the Company’s outside auditor, and Stonefield, Josephson has confirmed that it agrees with the Company that the Reclassification is immaterial and that SFAS 154 does not apply, and therefore no restatement to the Company’s financial statements is required.

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We hope that you will find the foregoing responsive to your comments.

Securities and Exchange Commission

October 20, 2006

Please direct any questions or comments regarding this filing to Michael J. Danaher or Ann Yvonne Walker. The Company would like to schedule a call with the Staff on Monday, October 23, 2006, to discuss the responses set forth in this letter. Ms. Walker’s phone number is (650) 320-4643 and Mr. Danaher’s phone number is (650) 320-4625.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Gavin L. Zee Gavin Zee

cc:	Timothy Buchmiller, Examiner
Angela Crane, Accounting Branch Chief
Julie Sherman, Accounting Examiner
Peggy Fisher, Assistant Director, Electronics and Machinery
Douglas Young, NeoMagic Corporation